Exhibit 99.1

          PRESS RELEASE

               97.1% of Autoliv AB shares have been tendered.

               (Stockholm, May 14, 1997) -- As of May 9, 1997, the expiration date of the extended tender period, 53.4 million shares, corresponding to 97.1% of the Autoliv AB shares, have been tendered in the Exchange Offer conducted by Autoliv Inc. and will be exchanged for shares of Autoliv Inc.

               Autoliv Inc. intends to initiate a compulsory acquisition process in order to acquire any shares of Autoliv AB which were not tendered in the Exchange Offer.

               Autoliv Inc manufactures airbags for driver, passenger and side-impact applications; inflatable knee bolsters, seat belts, pretensioners, steering wheels, seat components, child seats, sensors and safety electronics for virtually all major automotive manufacturers in the world. The company has more than 50 subsidiaries and joint ventures with 15,000 employees in 24 vehicle-producing countries. In addition the company has more research and development centers around the world, including 14 test tracks, than any other automotive safety supplier. The company's shares are listed on the New York Stock Exchange (NYSE: ALV) and the company's Swedish Depository Receipts on the Stockholm Stock Exchange (SSE: ALIV).

               For further information, contact:
               -  Mats oedman, Director Investor Relations, Tel.
               +46-8-402 0623

          Autoliv AB, P.O. Box 703 81, S-107 24 Stockholm,
          Sweden, Fax: +46-8-244-479/244 493